Tribal, LLC

Unaudited Financial Statements for the Years Ended December 31, 2019 and 2018

As management of Tribal, LLC (The Company) we acknowledge that we are solely responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the fair presentation of the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in owners' equity, and cash flows for the years then ended, and the related notes to the financial statements. We attest, to the best of our knowledge, that the accompanying financial statements are accurate. These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them.

Tribal, LLC

Tribal, LLC
Balance Sheet
For the years ended December 31, 2019 and 2018
In Dollars

	As of December 31, 2019	As of December 31, 2018
Assets		
Current Assets		
Cash & Cash Equivalents	$ 15,057	$ 14,854
Inventory	59,387	40,921
Total Current Assets	74,444	55,775
Non-Current Assets		
Intangible Asset	6,819	9,437
Total Non-Current Assets	6,819	9,437
Total Assets	$ 81,263	$ 65,212
Liabilities		
Current Liabilities		
Accounts Payable-Credit Cards	$ 98,985	$ 76,966
Total Current Liabilities	98,985	76,966
Non-Current Liabilities		
Accrued Salary to Owners	315,750	206,250
Notes Payable	88,950	-
Note Payable - Owners	11,250	46,750
Other	-	475
Total Non-Current Liabilities	415,950	253,475
Total Liabilities	514,935	330,441
Owner's Equity		
Partner's Equity	625,629	508,999
Retained Earnings	(774,228)	(525,416)
Current Year Net Loss	(285,073)	(248,812)
Total Owner's Equity	(433,672)	(265,229)
Total Liabilities & Owner's Equity	$ 81,263	$ 65,212

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them - See accompanying notes to financial statements

Tribal, LLC

Tribal, LLC,
Consolidated Statement of Comprehensive Income
For the years ended December 31, 2019 and 2018
In Dollars

	For the year ending December 31,	
	2019	2018
Revenue (net of discounts)	135,681	102,043
Cost of Goods Sold	92,140	64,406
Gross Profit	43,541	37,637
Operating Expenses		
Payroll & Benefits	160,232	158,637
Marketing	27,203	39,561
General & Administrative	32,817	16,276
Office Expenses	9,794	7,774
Interest Expense	10,799	4,250
R&D Related Expense	4,269	8,180
Entertainment/Travel	10,832	13,342
Software/Website Expense	53,105	26,702
Amortization Expense	2,618	2,618
Utilities/Other	16,946	9,109
Total Operating Expenses	328,614	286,449
Income from continuing operations before income	(285,073)	(248,812)
Provision for Income Taxes	-	-
Income from continuing operations	(285,073)	(248,812)

Tribal, LLC

Tribal, LLC,
Consolidated Statement of Cash Flows
As of the year ended December 31, 2019 and 2018
In Dollars

	For the year ending December 31,	
	2019	2018
Cash at Beginning of Period	14,855	11,921
Cash Flows from Operating Activities		
Net Loss	(285,073)	(248,812)
Interest Expense	-	4,250
Amortization Expense	2,618	2,618
(Increase)/Decrease in Inventory	(18,466)	(22,777)
Increase in accrued salaries	109,500	81,250
Increase in A/P	22,019	36,542
Other (Decrease) in A/P	(475)	310
Net Cash Flows from Operating Activities	(169,877)	(146,619)
Cash Flows from Investing Activites		
Website Development Investment	-	(9,446)
Net Cash Flows from Investing Activities	-	(9,446)
Cash Flows from Financing Activities		
Increase(Decrease) in Notes Payable	88,950	-
Increase(Decrease) in Note Payable - Owners	(35,500)	-
Proceeds from Issuance of Ownership Units	116,630	158,999
Net Cash Flows from Financing Activities	170,080	158,999
Total Change in Cash	202	2,934
Ending Cash Balance	15,057	14,855

Tribal, LLC

Tribal, LLC,
Consolidated Statements of Changes in Shareholder's Equity
For the years ended December 31, 2019 and 2018
In Dollars

	For the year ending December 31,	
	2019	2018
Beginning Equity	(265,229)	(175,416)
Net Income/(Loss)	(285,073)	(248,812)
Additional Ownership Issuance at $35/unit	116,630	158,999
Ending Equity	(433,672)	(265,229)

Tribal, LLC

Accompanying Notes to the Financial Statements

Note 1 – General Business Description

Tribal, LLC is a personal care products Company that believes clear and healthy teeth, skin, and hair can be achieved with far fewer products, chemicals, and complexity and has taken a radically simplified, back to basics, truly natural approach. The Company, registered as Tribal LLC but also known as Akamai Basics, was formed in 2015 as a registered limited liability corporation ("LLC") in the State of Colorado.

Note 2 – Summary of Significant Accounting Policies & Other General Financial Statement Considerations

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates, assumptions and judgment

The preparation of these consolidated financial statements required management to make estimates, assumptions, and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. These estimates, assumptions, and judgments are based on historical experience and various factors that management believes to be reasonable under the circumstances. Management reviews estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results may differ from these estimates. Management uses judgment when applying accounting policies and when making estimates and assumptions as described above.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States which could affect the Company's financial condition and results of its operations.

Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash on hand, cash balances with banks and similar institutions and term deposits redeemable within three months or less from date of acquisition with banks and similar institutions.

Inventory

Inventories are measured at the lower of cost or net realizable value and consists primarily of products waiting to be sold to customers. The Company does not consign any of its inventory. In 2019 and 2018, respectively, the Company wrote-off approximately $0 and $1,200 related to damaged inventory which was recorded as a charge to cost of goods sold.

Tribal, LLC

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue related to subscription services is recognized ratably over the subscription term. Revenue related to one-time product purchases is recognized as the related product is delivered.

Advertising Costs

Costs for the annual period ending December 31, 2019 and 2018 primarily relate to the Company's digital advertising campaigns via social media as well as public relations and the Company's affiliate program. Advertising costs are expensed as incurred.

Research and Development Costs

R&D-related costs relate primarily to new product development performed by the Company and in conjunction with its suppliers. In accordance with U.S. GAAP, all expenses are recognized as incurred.

Note 3 - Accrued Salary

At December 31, 2019 and 2018, the Company had accrued on its balance sheet $315,750 and $206,250 respectively, related to amounts that were both estimable and probable of payout to certain of the Company's owners for salary earned but not yet paid out.

Note 4 - Notes Payable

In late 2017, Company management entered into a note payable arrangement with the Company whereby the Company was loaned $42,500. This note payable includes an interest rate of 10% per year and is due in full on August 1, 2022. The current loan balance outstanding is classified as a long term liability on the Company's balance sheet.

During 2019, the Company completed a Wefunder crowdfunding campaign. The company is required to pay back 1.5x investment at 7% of revenue starting in October of 2020 and will make quarterly payments until all debt is paid. Currently the entire amount that was raised is shown as a long-term liability on the balance sheet.

Note 5 - Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States of America as well as the State of Colorado. For tax purposes, the Company is taxed as a partnership and files a Form 1065 on an annual basis. The Company, because it is classified as a partnership for tax purposes, is not subject to tax directly. Instead, the individual partners are responsible for any taxes that may be owed based on their share of ownership in the partnership. The Company's federal tax filings will be subject to Internal Revenue Service review in accordance with the related statute of limitations provided by such taxing authority. Net income is reported on a cash basis for income tax return purposes.

Tribal, LLC

Note 6 - Partner's Equity

As of December 31, 2017, 100,000 units of ownership were issued and outstanding, issued at $3.50 per unit. During 2018 and 2019, the Company issued an additional 7,875 units at $35.00 per unit as part of a secondary offering of additional units. As of December 31, 2019, approximately 75% of such outstanding units (and voting rights), were owned by members of management with no other individual investor owning more than 15% of total units issued and outstanding.

Note 7 - Adoption of New U.S. GAAP Accounting Standards

No recently issued standards by the FASB were applicable to the financial statements of the Company.

Note 8 - Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from either the issuance of equity or debt or its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 9 - Legal Matters

We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with ASC 450, Contingencies.

Tribal, LLC

Note 10 - Related Party Transactions

In addition to those items included in the notes above that qualify as related party transactions, the Company has also noted the following related party transactions that occurred during the years ending 2019 and 2018.

Reimbursements related to Office Space – The Company reimbursed members of management for certain home-office related expenses equal to $7,512 and $5,379 in 2019 and 2018, respectively.

Reimbursement related to Health Benefits – The Company reimbursed members of management for certain health insurance expenses equal to $9,750 and $6,939 in 2019 and 2018, respectively.

Note 11 – Fair Value Measurement

The Company's financial instruments consist primarily of cash and cash equivalents, accounts payable, and notes payable. ASC Topic 820, *Fair Value Measurements and Disclosures*, requires disclosures about how fair value is determined for assets and liabilities and establishes a hierarchy under which these assets and liabilities must be grouped, based on significant levels of observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumption. This hierarchy requires the use of observable market data when available.

All of the Company's financial instruments are measured on the basis of observable inputs in active markets (i.e., Level 1 within the ASC 820 framework). No financial instruments are measured on the basis of unobservable inputs, either Level 2 or 3.

Note 12 – Intangible Asset

The Company has a single intangible asset related to costs incurred for the development of its website. Such costs were accounted for under ASC 350-50, *Intangibles-Goodwill & Other: Website Development Costs ("ASC 350-50")*. This intangible was placed into service on January 1, 2017 in conjunction with the go-live of the website and is being amortized over a useful life of three years. During 2019, and 2018, the Company recognized related amortization expense of approximately $2,618 and $2,618, respectively, with similar such amounts expected to be recognized in 2020 as were in 2019 and 2018. Any costs not meeting the capitalization requirements in accordance with ASC 350-50 were expensed as incurred. Any enhancements to the existing functionality are capitalized as appropriate.

Tribal, LLC

Note 13 – General and Administrative Expenses

Amounts expensed as general & administrative expenses for the years-ending December 31, 2019 and 2018 were of the following nature and amounts.

	For the year-ending	
Nature of Expenses	2019	2018
Dues & Subscriptions	2,986	3,586
Insurance	6,957	4,506
Legal & Professional Fees	9,853	3,386
Accounting & Finance	13,021	4,798
Total	32,817	16,276